Exhibit 99.1

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

UTStarcom Holdings Corp. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of the Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCA Act”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer under the HFCA Act following the filing of its annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 26, 2022, because the audit report on the Company’s financial statements included in that Form 20-F was issued by Grant Thornton Zhitong Certified Public Accountants LLP. Grant Thornton Zhitong Certified Public Accountants LLP is an independent registered public accounting firm that is headquartered in mainland China, a jurisdiction where the U.S. Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 15, 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes that it is not owned or controlled by a governmental entity in mainland China. After the examination of the Company’s register of members and public filings made by its shareholders (including the Schedule 13D filings), to the Company’s best knowledge, as of the date of its 20-F filing, the major shareholders of the Company are: Tonghao (Cayman) Limited, The Smart Soho International Limited, E-town International Holding (Hong Kong) Co., Limited and Talent Transmission Ltd. There are no other shareholders beneficially owns 5% or more of the Company’s outstanding shares. An individual, Mr. Xiaoping Shen, the actual controller of Tongding Interconnection Information Co., Ltd.(TDI), a Chinese listed company traded on Shenzhen Stock Exchange, holds 34.05% of the Company’s outstanding shares through Tonghao (Cayman) Limited, a wholly owned subsidiary of TDI; Phicomm (Shanghai) Co., Ltd. holds 60% of The Smart Soho International Limited, which holds 13.40% of the Company’s outstanding shares, through its wholly owned subsidiary Phicomm Technology (HongKong) Co., Limited and is its controlling shareholder, while Phicomm (Shanghai) Co., Ltd. has no controlling shareholder(s); Beijing E-town International Investment Development Co., Ltd. (“BEIID”), a state-owned investment company of the Chinese government, beneficially owns 10.15% of the Company’s outstanding shares through E-town International Holding (Hong Kong) Co., Limited; and an individual, Mr. Jin Wei holds 7.29% of the Company’s outstanding shares through Talent Transmission Ltd. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023 for more details.

In addition, other than one director out of current five directors designated by BEIID, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.